Contact

www.linkedin.com/in/joshclemente
(LinkedIn)

Top Skills

AutoCAD
Unigraphics
Solidworks

Certifications

Nitrox-rated SCUBA
CrossFit Level 2 Trainer

Josh Clemente

Founder, Levels | Former SpaceX | CrossFit L2
Austin, Texas, United States

Experience

Levels

Founder and President
June 2019 - Present (4 years 10 months)

Levels helps you see how food affects your health. By leveraging biosensors like continuous glucose monitors (CGM), Levels provides real-time feedback on how diet and lifestyle choices impact your metabolic health. Our Members are using personalized data to discover their optimal diet, control their weight, and reduce long-term health risk.

Frontier Biometric

Founder
March 2018 - June 2019 (1 year 4 months)

Improving awareness and accessibility of biosensor technology for health, wellness, and longevity.

Self-employed

Independent Engineering Consultant
April 2017 - March 2018 (1 year)

Inventor of the novel mechanisms of the ARES elevated access system patented under US11174677

Hyperloop One

Senior Design Engineer
March 2016 - April 2017 (1 year 2 months)
Greater Los Angeles Area

Responsible for design, build, and test of Hyperloop structural systems.

SpaceX

Lead Life Support Systems Engineer
August 2010 - January 2016 (5 years 6 months)
Hawthorne, California

Team lead charged with development of all pressurized life support systems aboard the Crew Dragon spacecraft including Oxygen breathing system and cabin pressure and fire controls. In 2020, these systems supported the first

astronaut crew to return to space from US soil since the shuttle was retired in 2011. Since then, dozens more crew have safely flown on Dragon, supported by these systems.

Time at SpaceX also included Structures Thermal Engineer, and Structures Manufacturing Engineer roles. My experience spanned design, analysis, manufacturing, and test of metallics, composites, fluids/pneumatics (including super high pressure GOX), textiles, etc., including:

Responsible engineer on breathing gas system for NASA Rodent Research missions on the Cargo Dragon vehicle. Rodent Research-1 flew successfully aboard CRS-4 on September 21, 2014 and met all mission goals. It subsequently flew many more missions with live animals.

Transitioning cargo Dragon spacecraft subsystems from first article to full production rate capability, including: Parachute System, Dragon-Trunk umbilical mechanism, capsule unpressurized primary structure, composite aero structures, FRAM payload adaptor system, turbopump drain systems etc.

Manufacturing process development; creation of work instructions; supervision of flight builds; development, qualification,and acceptance testing; non-conformance disposition and rework; design and drawing updates; tooling design; technician training; and final system integration for launch at Cape Canaveral for cargo Dragon capsules C1, C2+, CRS-1, CRS-2, and CRS-3

ForrestWorks
Owner/General Contractor
June 2005 - June 2010 (5 years 1 month)
Stafford, VA

Small to medium scale home renovation projects including kitchens, basements and bathrooms. Traditional wood, laminate, and tile flooring installation. Deck construction and exterior remodeling and roofing projects.

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Education

The Catholic University of America
Bachelor of Engineering - BE, Mechanical Engineering · (2006 - 2010)